STATEMENT OF INVESTMENTS
Dreyfus Founders Balanced Fund
September 30, 2006 (Unaudited)

Common Stocks--59.7%	Shares	Value ($)
Aerospace & Defense--.3%		
Empresa Brasileira de Aeronautica,		
ADR	5,525	**216,967**
Airlines--.8%		
AMR	8,000 a	185,120
Continental Airlines, Cl. B	7,300 a	206,663
US Airways Group	3,100 a	137,423
		529,206
Application Software--.7%		
Autodesk	6,612 a	229,965
Cognos	6,491 a	236,922
		466,887
Asset Management & Custody Banks--.8%		
Legg Mason	2,833	285,736
State Street	3,800	237,120
		522,856
Biotechnology--1.7%		
Amgen	6,860 a	490,696
Genzyme	2,900 a	195,663
MedImmune	13,422 a	392,057
		1,078,416
Broadcasting & Cable Tv--.7%		
Comcast, Cl. A (Special)	11,600 a	**426,996**
Casinos & Gaming--.3%		
Harrah's Entertainment	3,300	**219,219**
Communications Equipment--2.8%		
Cisco Systems	42,700 a	982,100
Motorola	12,028	300,700
Nokia, ADR	10,174	200,326
QUALCOMM	7,188	261,284
		1,744,410
Computer & Electronics Retail--.8%		
Best Buy	8,886	**475,934**
Computer Hardware--3.8%		
Apple Computer	9,942 a	765,832
Dell	7,900 a	180,436
Diebold	11,664	507,734
Hewlett-Packard	20,300	744,807
Sun Microsystems	39,120 a	194,426
		2,393,235
Computer Storage & Peripherals--.9%		
EMC/Massachusetts	17,563 a	210,405
Seagate Technology	14,921 a	344,526
		554,931
Consumer Electronics--.2%		
Harman International Industries	1,554	**129,666**
Consumer Finance--.5%		
SLM	5,800	**301,484**
Data Processing--.5%		
Automatic Data Processing	6,800	**321,912**
Department Stores--1.2%		
Federated Department Stores	14,200	613,582

Kohl's	1,800 a	116,856
		730,438
Diversified Chemicals--.5%		
E.I. du Pont de Nemours & Co.	6,800	**291,312**
Diversified Financial Services--.9%		
JPMorgan Chase & Co.	12,000	**563,520**
Drugs--1.4%		
Walgreen	19,363	**859,523**
Electronic Equipment Manufacturers--.3%		
Agilent Technologies	5,200 a	**169,988**
Environmental & Facilities Services--.5%		
Waste Management	9,433	**346,002**
Exchange Traded Funds--2.8%		
iShares Russell 1000 Growth Index Fund	11,544	600,865
NASDAQ-100 Index Trust Series 1	13,900	565,035
Standard & Poor's Depository Receipts (Tr. Ser. 1)	4,514	602,980
		1,768,880
Food Distributors--.7%		
SYSCO	6,720	224,784
Unilever (NY Shares)	8,064	197,891
		422,675
Food Retail--1.1%		
Safeway	23,000	**698,050**
General Merchandise Stores--.2%		
Family Dollar Stores	4,255	**124,416**
Health Care Equipment--1.5%		
Beckman Coulter	3,600	207,216
Intuitive Surgical	1,700 a	179,265
Zimmer Holdings	8,365 a	564,638
		951,119
Health Services--.4%		
Medco Health Solutions	4,509 a	**271,036**
Home Entertainment Software--1.0%		
Electronic Arts	11,956 a	**665,710**
Hotels, Resorts & Cruise Lines--.3%		
Marriott International, Cl. A	5,300	**204,792**
Household Products--2.3%		
Colgate-Palmolive	11,550	717,255
Procter & Gamble	12,457	772,084
		1,489,339
Hypermarkets & Super Centers--1.0%		
Wal-Mart Stores	12,255	**604,417**
Industrial Conglomerates--2.1%		
General Electric	37,426	**1,321,138**
Integrated Oil & Gas--1.7%		
Chevron	2,858	185,370
Exxon Mobil	13,700	919,270
		1,104,640
Internet Software & Services--1.6%		
Google, Cl. A	2,015 a	809,829
Yahoo!	7,914 a	200,066
		1,009,895
Investment Banking & Brokerage--2.9%		
Charles Schwab	38,400	687,360
Goldman Sachs Group	2,994	506,495
Morgan Stanley	5,734	418,066

TD Ameritrade Holding	11,000		207,350
			1,819,271
It Consulting & Services--.5%			
Accenture, Cl. A	10,488		**332,574**
Movies & Entertainment--.6%			
Walt Disney	12,430		**384,211**
Multi-Line Insurance--1.0%			
American International Group	4,715		312,416
Assurant	5,594		298,776
			611,192
Oil & Gas Equipment & Services--.8%			
Schlumberger	7,979		**494,937**
Packaged Foods & Meats--1.3%			
Cadbury Schweppes, ADR	9,952		425,647
Dean Foods	9,734	a	409,023
			834,670
Personal Products--.6%			
Avon Products	12,900		**395,514**
Pharmaceuticals--4.7%			
Allergan	2,615		294,475
Bristol-Myers Squibb	8,035		200,232
Johnson & Johnson	12,813		832,076
Pfizer	20,863		591,674
Schering-Plough	25,398		561,042
Wyeth	9,360		475,862
			2,955,361
Property & Casualty Insurance--.8%			
Allstate	7,900		**495,567**
Semiconductor Equipment--.8%			
ASML Holding (NY Shares)	22,099	a	**514,465**
Semiconductors--2.2%			
Broadcom, Cl. A	13,955	a	423,395
Freescale Semiconductor, Cl. B	5,700	a	216,657
KLA-Tencor	4,442		197,536
Linear Technology	9,457		294,302
Texas Instruments	7,710		256,357
			1,388,247
Soft Drinks--.9%			
PepsiCo	9,000		**587,340**
Specialty Stores--1.2%			
AutoZone	2,100	a	216,930
Tiffany & Co.	15,523		515,364
			732,294
Steel--.2%			
Nucor	2,714		**134,316**
Systems Software--4.1%			
Adobe Systems	15,644	a	585,868
Microsoft	59,397		1,623,320
Oracle	21,893	a	388,382
			2,597,570
Tobacco--.8%			
Altria Group	6,989		**535,008**
Total Common Stocks			
(cost $34,502,670)			**37,791,546**

Bonds and Notes--35.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--.1%				

Ford Credit Auto Owner Trust,					
Ser. 2005-B, Cl. B	4.64	4/15/10	74,000		**73,221**
Auto & Trucks--.1%					
DaimlerChrysler N.A. Holding,					
Gtd. Notes	8.50	1/18/31	25,000		**29,710**
Cable Television--.1%					
Comcast,					
Gtd. Notes	5.50	3/15/11	65,000		**65,331**
Casinos & Gaming--.1%					
MGM Mirage,					
Gtd. Notes	8.50	9/15/10	50,000		**53,188**
Cellular Telephone--.1%					
AT & T Wireless Services,					
Sr. Notes	8.75	3/1/31	20,000		25,568
Nextel Partners,					
Sr. Notes	8.13	7/1/11	50,000		52,500
					78,068
Commercial Banks--.3%					
Wachovia Bank N.A.,					
Sub. Notes	5.00	8/15/15	115,000		111,314
Zions Bancorporation,					
Sub. Notes	6.00	9/15/15	85,000		86,628
					197,942
Commercial Mortgage Pass-Through Ctfs.--.5%					
Bear Stearns Commercial Mortgage					
Securities, Ser. 2006-PW13,					
Cl. A3	5.52	9/11/41	30,000		30,351
Global Signal Trust,					
Ser. 2006-1, Cl. D	6.05	2/15/36	45,000	b	45,500
Morgan Stanley Capital I,					
Ser. 2006-HQ9, Cl. A3	5.71	7/20/44	215,000		219,913
					295,764
Consumer Finance--.4%					
HSBC Finance,					
Notes	5.50	1/19/16	110,000		110,027
SLM,					
Notes, Ser. A	5.00	4/15/15	115,000		110,808
					220,835
Containers-Paper--.1%					
Sealed Air,					
Notes	5.63	7/15/13	60,000	b	**59,038**
Diversified Financial Services--.3%					
BTM (Curacao) Holding,					
Bank Gtd. Notes	4.76	7/21/15	175,000	b,c	**171,404**
Electric - Integrated--.7%					
Dominion Resources/VA,					
Sr. Unscd. Notes, Ser. E	7.20	9/15/14	100,000		108,891
DTE Energy,					
Sr. Unsub. Notes	6.35	6/1/16	55,000		56,703
FPL Group Capital,					
Gtd. Notes	5.63	9/1/11	110,000		111,289
NiSource Finance,					
Gtd. Notes	5.25	9/15/17	35,000		32,657
Pacificorp,					
First Mortgage Bonds,	6.90	11/15/11	150,000		160,624
					470,164
Food Retail--.1%					
Safeway,					

Sr. Unscd. Notes	5.63	8/15/14	45,000	**44,227**

Foreign/Governmental--.1%

Republic of Peru,

Notes	9.13	2/21/12	50,000	**57,375**

Integrated Oil & Gas--.2%

PC Financial Partnership,

Notes	5.00	11/15/14	115,000	**110,109**

Integrated Telecommunication Services--.4%

AT & T,

Sr. Notes	7.30	11/15/11	100,000	108,388

Deutsche Telekom International

Finance, Gtd. Bonds	8.25	6/15/30	50,000	61,085

Telefonica Emisiones,

Gtd. Notes	5.98	6/20/11	100,000	101,896
				271,369

Investment Banking & Brokerage--1.4%

Bear Stearns,

Sr. Unscd. Notes	5.50	8/15/11	90,000	90,661

Credit Suisse USA,

Sr. Notes	5.50	8/16/11	125,000	126,121

Goldman Sachs Group,

Sr. Notes	5.35	1/15/16	110,000	107,970

Jefferies Group,

Sr. Notes	5.50	3/15/16	120,000	117,196

JPMorgan Chase & Co.,

Sub. Notes	5.13	9/15/14	115,000	112,768

Lehman Brothers Holdings,

Notes	5.50	4/4/16	85,000	84,686

Merrill Lynch & Co.,

Sub. Notes	6.22	9/15/26	165,000	167,846

Morgan Stanley,

Sr. Unscd. Notes	6.25	8/9/26	100,000	103,524
				910,772

Investment Managers--.2%

Amvescap,

Notes	5.38	12/15/14	115,000	**112,638**

Lodging & Entertainment--.1%

Mohegan Tribal Gaming Authority,

Sr. Notes	6.13	2/15/13	30,000	**29,325**

Machinery-Construction & Mining--.0%

Terex,

Gtd. Notes	7.38	1/15/14	30,000	**30,150**

Mortgage Banking--.3%

Countrywide Home Loans,

Gtd. Notes, Ser. L	4.00	3/22/11	115,000	108,538

Residential Capital,

Gtd. Notes	6.13	11/21/08	55,000	55,215
				163,753

Multi-Line Insurance--.4%

American International Group,

Sr. Notes	5.05	10/1/15	115,000	112,075

MetLife,

Sr. Unscd. Notes	5.00	6/15/15	115,000	111,334
				223,409

Multimedia--.2%

AOL Time Warner,

Gtd. Notes	6.75	4/15/11	50,000	52,294

News America Holdings,

Debs.	7.70	10/30/25	50,000	55,303
				107,597
Packaging & Containers--.0%				
Ball,				
Gtd. Notes	6.88	12/15/12	15,000	**15,113**
Real Estate--.3%				
Duke Realty,				
Sr. Notes	5.88	8/15/12	85,000	86,706
EOP Operating,				
Sr. Notes	7.00	7/15/11	50,000	52,928
ERP Operating,				
Notes	5.13	3/15/16	60,000	57,960
				197,594
Real Estate Investment Trusts--.6%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	60,000	58,737
Boston Properties,				
Sr. Notes	5.63	4/15/15	85,000	84,946
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	20,000	20,502
Federal Realty Investment Trust,				
Bonds	6.20	1/15/17	55,000	56,974
Healthcare Realty Trust,				
Sr. Notes	8.13	5/1/11	50,000	54,366
Simon Property,				
Notes	5.63	8/15/14	85,000	85,342
				360,867
Retail Trade-Drug Stores--.0%				
CVS,				
Sr. Unscd. Notes	5.75	8/15/11	25,000	**25,325**
Savings & Loans--1.2%				
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	55,000	55,000
Washington Mutual,				
Sub. Notes	4.63	4/1/14	150,000	140,016
Washington Mutual,				
Sub. Notes	8.25	4/1/10	540,000	586,238
				781,254
Specialty Chemicals--.0%				
Lubrizol,				
Sr. Notes	5.50	10/1/14	30,000	**29,262**
Transportation-Rail--.2%				
Norfolk Southern,				
Sr. Notes	6.75	2/15/11	50,000	52,852
Union Pacific,				
Notes	3.88	2/15/09	85,000	82,440
				135,292
U.S. Government Agencies--12.2%				
Federal Farm Credit Bank,				
Bonds	4.26	9/30/10	1,040,000	1,013,909
Federal Home Loan Bank System,				
Bonds, Ser. 363	4.50	11/15/12	800,000	781,098
Federal Home Loan Bank System,				
Bonds, Ser. 617	4.75	1/11/08	500,000	497,885
Federal Home Loan Mortgage Corp.,				
Notes	4.13	7/12/10	1,000,000	973,069
Federal Home Loan Mortgage Corp.,				
Notes	5.13	7/15/12	900,000	908,406

Federal Home Loan Mortgage Corp.,				
Notes	5.75	3/15/09	945,000	962,171
Federal National Mortgage				
Association, Notes	5.38	11/15/11	640,000	653,722
Small Business Administration,				
Gov't Gtd. Notes, Ser. 10-A	6.64	2/10/11	1,085,133	1,126,780
Tennessee Valley Authority,				
Bonds, Ser. A	5.63	1/18/11	800,000	819,982
				7,737,022
U.S. Government Agencies/Mortgage-Backed--9.9%				
Federal National Mortgage Association:				
4.50%, 10/1/18			450,000 d	434,106
5.00%, 10/1/19-10/1/33			1,585,000 d	1,537,843
5.50%, 10/1/29-10/1/32			2,455,000 d	2,430,749
6.00%, 10/1/29-10/15/32			1,865,000 d	1,882,764
				6,285,462
U.S. Government Securities--4.4%				
U.S. Treasury Bonds	4.50	2/15/36	965,000	924,665
U.S. Treasury Inflation Protected				
Securities	2.00	1/15/16	225,544 e	220,400
U.S. Treasury Notes	4.88	8/15/16	445,000	453,413
U.S. Treasury Notes	5.13	6/30/08	535,000	538,427
U.S. Treasury Notes	5.13	5/15/16	638,000	661,825
				2,798,730
Total Bonds and Notes				
(cost $22,040,197)				**22,141,310**

Other Investment--14.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $9,264,000)	9,264,000 f	**9,264,000**

Total Investments (cost $65,806,867)	**109.3%**	**69,196,856**
Liabilities, Less Cash and Receivables	**(9.3%)**	**(5,881,044)**
Net Assets	**100.0%**	**63,315,812**

ADR - American Depository Receipts

a Non-income producing security.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $275,942 or .4% of net assets.

c Variable rate security--interest rate subject to periodic change.

d Purchased on a forward commitment basis.

e Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

f Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Founders Discovery Fund

September 30, 2006 (Unaudited)

Common Stocks--98.2%	Shares	Value ($)
Aerospace & Defense--.9%		
ManTech International, Cl. A	79,400 [a]	**2,620,994**
Air Freight & Logistics--2.6%		
HUB Group, Cl. A	176,044 [a]	4,010,282
Pacer International	87,080	2,417,341
UTi Worldwide	48,400	1,353,748
		7,781,371
Airlines--1.5%		
AAR	61,910 [a]	1,475,934
Alaska Air Group	80,400 [a]	3,058,416
		4,534,350
Apparel--1.7%		
Bebe Stores	69,500	1,722,210
Cache	88,216 [a]	1,578,184
Casual Male Retail Group	127,000 [a]	1,743,710
		5,044,104
Application Software--1.7%		
BEA Systems	113,400 [a]	1,723,680
Informatica	123,100 [a]	1,672,929
Ultimate Software Group	71,450 [a]	1,681,219
		5,077,828
Biotechnology--4.4%		
Alkermes	88,200 [a]	1,397,970
Alnylam Pharmaceuticals	94,900 [a]	1,367,509
Applera - Celera Genomics Group	94,700 [a]	1,318,224
Array BioPharma	123,200 [a]	1,049,664
Enzon Pharmaceuticals	182,600 [a]	1,506,450
InterMune	117,400 [a]	1,927,708
Medarex	123,700 [a]	1,328,538
PDL BioPharma	59,000 [a]	1,132,800
Rigel Pharmaceuticals	127,000 [a]	1,304,290
Vertex Pharmaceuticals	34,200 [a]	1,150,830
		13,483,983
Brewers--.7%		
Boston Beer, Cl. A	64,800 [a]	**2,128,680**
Broadcasting & Cable Tv--.4%		
LIN TV, Cl. A	154,200 [a]	**1,199,676**
Casinos & Gaming--.9%		
Penn National Gaming	76,300 [a]	**2,786,476**
Coal & Consumable Fuels--.5%		
GeoMet	160,730	**1,510,862**
Communications Equipment--2.8%		
Arris Group	131,930 [a]	1,511,918
NETGEAR	75,440 [a]	1,553,310
Polycom	130,000 [a]	3,188,900
Radyne	189,200 [a]	2,315,808
		8,569,936
Computer Hardware--.7%		

Palm	142,600 a	**2,076,256**
Computer Storage & Peripherals--1.8%		
Brocade Communications Systems	456,630 a	3,223,808
Rackable Systems	77,200 a	2,112,964
		5,336,772
Construction & Engineering--2.8%		
Quanta Services	198,800 a	3,351,768
Washington Group International	87,900 a	5,173,794
		8,525,562
Construction,Farm Machinery&Heavy Trucks--.5%		
Bucyrus International, Cl. A	35,237	**1,494,754**
Consumer Finance--1.3%		
Dollar Financial	117,200 a	2,557,304
First Cash Financial Services	73,972 a	1,523,083
		4,080,387
Consumer-Food Distributor--1.3%		
Performance Food Group	58,000 a	1,629,220
United Natural Foods	72,900 a	2,259,171
		3,888,391
Data Processing & Outsourced Services--.5%		
Wright Express	59,680 a	**1,435,901**
Diverse Commercial & Professional Svcs.--3.5%		
Copart	65,100 a	1,835,169
Global Cash Access Holdings	179,190	2,703,977
Huron Consulting Group	41,800 a	1,638,560
Navigant Consulting	78,640 a	1,577,518
School Specialty	79,500 a	2,805,555
		10,560,779
Diversified Banks--.3%		
Nara Bancorp	54,900	**1,004,121**
Diversified Financial Services--.8%		
CapitalSource	97,300	**2,512,286**
Education Services--1.3%		
Bright Horizons Family Solutions	91,500 a	**3,818,295**
Electronic Equipment Manufacturers--.5%		
Tektronix	53,100	**1,536,183**
Electronic Manufacturing Services--.6%		
SMART Modular Technologies	190,870	**1,902,974**
Environmental & Facilities Services--1.6%		
Central Parking	91,270	1,505,955
Stericycle	26,000 a	1,814,540
Team	60,700 a	1,521,142
		4,841,637
Exchange Traded Funds--1.1%		
iShares Russell 2000 Growth Index		
Fund	45,880	**3,316,206**
Food Retail--.3%		
Ruddick	37,400 a	**973,522**
Gold Mining--.4%		
Kinross Gold	108,020 a	**1,352,410**
Health Care Equipment--9.0%		
ArthroCare	56,375 a	2,641,732
Conor Medsystems	56,700 a	1,336,419
Cytyc	96,000 a	2,350,080
FoxHollow Technologies	71,000 a	2,427,490

Home Diagnostics	123,750	1,619,888
Integra LifeSciences Holdings	61,420 a	2,302,022
Natus Medical	163,600 a	2,233,140
PerkinElmer	114,500	2,167,485
Respironics	140,000 a	5,405,400
Thoratec	118,310 a	1,846,819
VIASYS Healthcare	123,930 a	3,375,853
		27,706,328
Health Care Facilities--2.1%		
Community Health Systems	58,200 a	2,173,770
Triad Hospitals	35,700 a	1,571,871
VCA Antech	72,100 a	2,599,926
		6,345,567
Health Care Medical Distributor--1.3%		
Fisher Scientific International	48,700 a	**3,810,288**
Health Care Services--.5%		
Pediatrix Medical Group	33,490 a	**1,527,144**
Health Care Supplies--2.0%		
DJO	51,470 a	2,137,549
Haemonetics/Mass.	49,100 a	2,297,880
Merit Medical Systems	115,100 a	1,563,058
		5,998,487
Health Care Technology--1.5%		
Eclipsys	95,200 a	1,705,032
Emdeon	239,200 a	2,801,032
		4,506,064
Industrial Conglomerates--.6%		
CIRCOR International	57,000	**1,741,350**
Industrial Machinery--1.4%		
Kennametal	29,210	1,654,747
Robbins & Myers	80,450	2,487,514
		4,142,261
Internet Retail--.8%		
Shutterfly	53,430	830,836
VistaPrint	62,370	1,617,878
		2,448,714
Internet Software & Services--5.8%		
24/7 Real Media	596,995 a	5,098,337
Ariba	175,100 a	1,311,499
Art Technology Group	843,130 a	2,158,413
Knot	78,920 a	1,746,500
NIC	254,800 a	1,312,220
Online Resources	139,870 a	1,713,407
S1	193,220 a	890,744
ValueClick	101,400 a	1,879,956
VeriSign	92,000 a	1,858,400
		17,969,476
IT Consulting & Services--.4%		
Forrester Research	51,680 a	**1,359,701**
Leisure Products--1.2%		
Steiner Leisure	87,500 a	**3,679,375**
Managed Health Care--.6%		
Centene	56,900 a	935,436
WellCare Health Plans	16,190 a	916,840
		1,852,276

Movies & Entertainment--1.2%		
Lions Gate Entertainment	365,300 a	**3,656,653**
Multi-Line Insurance--.6%		
Arch Capital Group	27,500 a	**1,745,975**
Oil & Gas - Exploration & Production--1.7%		
Arena Resources	74,870 a	2,404,824
Penn Virginia	44,400	2,815,404
		5,220,228
Oil & Gas Equipment & Services--4.0%		
Complete Production Services	65,100	1,285,074
Dril-Quip	19,200 a	1,299,456
Global Industries	86,890 a	1,352,008
Hanover Compressor	120,620 a	2,197,696
Lufkin Industries	25,100	1,328,292
Oil States International	81,000 a	2,227,500
W-H Energy Services	57,500 a	2,384,525
		12,074,551
Packaged Foods & Meats--.4%		
Peet's Coffee & Tea	50,900 a	**1,273,009**
Personal Care--1.8%		
Herbalife	71,230 a	2,698,192
Inter Parfums	137,800	2,623,712
		5,321,904
Pharmaceuticals--1.4%		
Adams Respiratory Therapeutics	33,100 a	1,211,129
Covance	46,200 a	3,066,756
		4,277,885
Precious Metals & Minerals--1.3%		
Hecla Mining	414,040 a	2,376,590
Pan American Silver	81,400 a	1,590,556
		3,967,146
Regional Banks--3.1%		
Capitol Bancorp	35,760	1,591,320
Colonial BancGroup	63,550	1,556,975
Cullen/Frost Bankers	17,400	1,006,068
Financial Institutions	37,848	884,129
First Midwest Bancorp/IL	70,300	2,663,667
Umpqua Holdings	56,900	1,627,340
		9,329,499
Reinsurance--.8%		
Montpelier Re Holdings	125,700	**2,437,323**
Restaurants--3.7%		
California Pizza Kitchen	95,115 a	2,846,792
Panera Bread, Cl. A	42,680 a	2,486,110
Red Robin Gourmet Burgers	31,770 a	1,464,915
Ruth's Chris Steak House	159,850 a	3,008,377
Texas Roadhouse, Cl. A	114,206 a	1,402,450
		11,208,644
Retail Trade-Drug Stores--.9%		
Rite Aid	576,400 a	**2,616,856**
Semiconductor Equipment--1.8%		
Cymer	54,300 a	2,384,313
Rudolph Technologies	171,130 a	3,136,813
		5,521,126
Semiconductors--5.3%		

AMIS Holdings	234,630 [a]	2,226,639
DSP Group	89,950 [a]	2,055,358
Exar	118,800 [a]	1,578,852
Ikanos Communications	122,220	1,438,529
Micrel	208,900 [a]	2,003,351
Silicon Image	123,830 [a]	1,575,118
Supertex	85,060 [a]	3,306,282
Tessera Technologies	61,580 [a]	2,141,752
		16,325,881
Specialized Finance--.8%		
Portfolio Recovery Associates	58,330 [a]	**2,558,937**
Specialty Stores--2.2%		
Hibbett Sporting Goods	99,870 [a]	2,614,597
Select Comfort	70,460 [a]	1,541,665
Tractor Supply	49,670 [a]	2,397,074
		6,553,336
Systems Software--.3%		
Progress Software	39,400 [a]	**1,024,400**
Thrifts & Mortgage Finance--.3%		
Berkshire Hills Bancorp	24,012	**854,587**
Trading Companies & Distributors--2.0%		
Interline Brands	61,500 [a]	1,517,820
MSC Industrial Direct, Cl. A	53,900	2,195,886
UAP Holding	111,100	2,374,207
		6,087,913
Total Common Stocks (cost $287,788,392)		**298,537,580**

Other Investment--3.5%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $10,608,000)	10,608,000 [b]	**10,608,000**
Total Investments (cost $298,396,392)	**101.7%**	**309,145,580**
Liabilities, Less Cash and Receivables	**(1.7%)**	**(5,299,040)**
Net Assets	**100.0%**	**303,846,540**

a Non-income producing security.

b Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Founders Equity Growth Fund
September 30, 2006 (Unaudited)

Common Stocks--96.1%	Shares	Value ($)
Aerospace & Defense--.6%		
Empresa Brasileira de Aeronautica, ADR	32,525	**1,277,257**
Airlines--1.4%		
AMR	47,175 a	1,091,629
Continental Airlines, Cl. B	43,125 a	1,220,869
US Airways Group	18,325 a	812,347
		3,124,845
Application Software--1.2%		
Autodesk	36,167 a	1,257,888
Cognos	36,507 a	1,332,506
		2,590,394
Asset Management & Custody Banks--1.4%		
Legg Mason	15,840	1,597,622
State Street	22,475	1,402,440
		3,000,062
Biotechnology--2.8%		
Amgen	37,827 a	2,705,765
Genzyme	17,250 a	1,163,858
MedImmune	74,012 a	2,161,891
		6,031,514
Broadcasting & Cable TV--1.1%		
Comcast, Cl. A (Special)	64,575 a	**2,377,006**
Casinos & Gaming--.6%		
Harrah's Entertainment	19,350	**1,285,421**
Communications Equipment--4.4%		
Cisco Systems	241,538 a	5,555,374
Motorola	65,797	1,644,925
Nokia, ADR	55,656	1,095,867
QUALCOMM	39,461	1,434,407
		9,730,573
Computer & Electronics Retail--1.2%		
Best Buy	47,072	**2,521,176**
Computer Hardware--6.1%		
Apple Computer	52,583 a	4,050,468
Dell	44,400 a	1,014,096
Diebold	65,944	2,870,542
Hewlett-Packard	121,050	4,441,325
Sun Microsystems	214,234 a	1,064,743
		13,441,174
Computer Storage & Peripherals--1.4%		
EMC/Massachusetts	96,127 a	1,151,601
Seagate Technology	81,709 a	1,886,661
		3,038,262
Consumer Electronics--.3%		
Harman International Industries	8,741	**729,349**
Consumer Finance--.8%		
SLM	32,100	**1,668,558**
Data Processing--.8%		
Automatic Data Processing	38,050	**1,801,287**
Department Stores--1.9%		
Federated Department Stores	82,925	3,583,189
Kohl's	10,375 a	673,545
		4,256,734
Diversified Chemicals--.7%		
E.I. du Pont de Nemours & Co.	37,975	**1,626,849**
Diversified Financial Services--1.5%		
JPMorgan Chase & Co.	70,775	**3,323,594**
Electronic Equipment Manufacturers--.5%		

Agilent Technologies	30,586 a	**999,856**
Environmental & Facilities Services--.9%		
Waste Management	51,661	**1,894,925**
Exchange Traded Funds--4.5%		
iShares Russell 1000 Growth Index Fund	63,147	3,286,801
NASDAQ-100 Index Trust Series 1	81,525	3,313,991
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	24,691	3,298,224
		9,899,016
Food & Drug Retail--3.9%		
Safeway	127,900	3,881,765
Walgreen	106,032	4,706,760
		8,588,525
Food And Household Products--.5%		
Unilever (NY Shares)	44,164	**1,083,785**
Food Distributors--.6%		
SYSCO	37,797	**1,264,310**
General Merchandise Stores--.3%		
Family Dollar Stores	22,659	**662,549**
Health Care Equipment--2.5%		
Beckman Coulter	21,425	1,233,223
Intuitive Surgical	9,825 a	1,036,046
Zimmer Holdings	45,821 a	3,092,918
		5,362,187
Health Care Services--.7%		
Medco Health Solutions	24,657 a	**1,482,132**
Home Entertainment Software--1.6%		
Electronic Arts	63,301 a	**3,524,600**
Hotels, Resorts & Cruise Lines--.8%		
Marriott International, Cl. A	42,522	**1,643,050**
Household Products--3.9%		
Colgate-Palmolive	67,675	4,202,618
Procter & Gamble	68,121	4,222,140
		8,424,758
Hypermarkets & Super Centers--1.5%		
Wal-Mart Stores	67,114	**3,310,062**
Industrial Conglomerates--3.2%		
General Electric	197,702	**6,978,881**
Integrated Oil & Gas--2.8%		
Chevron	15,668	1,016,226
Exxon Mobil	77,275	5,185,153
		6,201,379
Internet Software & Services--2.5%		
Google, Cl. A	10,647 a	4,279,029
Yahoo!	44,259 a	1,118,868
		5,397,897
Investment Banking & Brokerage--4.7%		
Charles Schwab	225,675	4,039,583
Goldman Sachs Group	16,073	2,719,069
Morgan Stanley	31,356	2,286,166
TD Ameritrade Holding	63,600 a	1,198,860
		10,243,678
IT Consulting & Services--.8%		
Accenture, Cl. A	55,856	**1,771,194**
Movies & Entertainment--1.0%		
Walt Disney	71,232	**2,201,781**
Multi-Line Insurance--1.5%		
American International Group	24,909	1,650,470
Assurant	30,603	1,634,506
		3,284,976
Oil & Gas Equipment & Services--1.2%		
Schlumberger	43,692	**2,710,215**
Packaged Foods & Meats--2.1%		
Cadbury Schweppes, ADR	54,878	2,347,132

Dean Foods	54,750 a	2,300,595
		4,647,727
Personal Products--1.1%		
Avon Products	76,575	**2,347,789**
Pharmaceutical--7.2%		
Allergan	14,306	1,610,999
Bristol-Myers Squibb	44,003	1,096,555
Johnson & Johnson	67,686	4,395,529
Pfizer	110,208	3,125,499
Schering-Plough	134,163	2,963,661
Wyeth	49,446	2,513,835
		15,706,078
Property & Casualty Insurance--1.3%		
Allstate	46,675	**2,927,923**
Semiconductor Equipment--1.3%		
ASML Holding (New York Reg. Shares)	120,954 a	**2,815,809**
Semiconductors--3.5%		
Broadcom, Cl. A	76,338 a	2,316,095
Freescale Semiconductor, Cl. B	34,150 a	1,298,042
KLA-Tencor	24,324	1,081,688
Linear Technology	50,020	1,556,622
Texas Instruments	40,777	1,355,835
		7,608,282
Soft Drinks--1.5%		
PepsiCo	51,475	**3,359,259**
Specialty Stores--1.9%		
AutoZone	11,975 a	1,237,017
Tiffany & Co.	85,005	2,822,166
		4,059,183
Steel--.3%		
Nucor	14,933	**739,034**
Systems Software--6.5%		
Adobe Systems	82,816 a	3,101,459
Microsoft	327,520	8,951,122
Oracle	119,718 a	2,123,797
		14,176,378
Tobacco--1.3%		
Altria Group	36,921	**2,826,302**
Total Common Stocks		
(cost $192,285,423)		**209,967,575**

Other Investment--3.6%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $7,811,000)	7,811,000 b	**7,811,000**
Total Investments (cost $200,096,423)	**99.7%**	**217,778,575**
Cash and Receivables (Net)	**.3%**	**728,093**
Net Assets	**100.0%**	**218,506,668**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Founders Growth Fund
September 30, 2006 (Unaudited)

Common Stocks--95.3%	Shares	Value ($)
Aerospace & Defense--.6%		
Empresa Brasileira de Aeronautica, ADR	49,375	**1,938,956**
Airlines--1.4%		
AMR	71,325 a	1,650,460
Continental Airlines, Cl. B	65,400 a	1,851,474
US Airways Group	27,775 a	1,231,266
		4,733,200
Application Software--1.2%		
Autodesk	53,924 a	1,875,477
Cognos	54,477 a	1,988,410
		3,863,887
Asset Management & Custody Banks--1.4%		
Legg Mason	23,651	2,385,440
State Street	36,375	2,269,800
		4,655,240
Biotechnology--2.8%		
Amgen	56,211 a	4,020,773
Genzyme	27,875 a	1,880,726
MedImmune	109,984 a	3,212,633
		9,114,132
Broadcasting & Cable TV--1.1%		
Comcast, Cl. A (Special)	96,973 a	**3,569,576**
Casinos & Gaming--.6%		
Harrah's Entertainment	31,400	**2,085,902**
Communications Equipment--4.4%		
Cisco Systems	361,325 a	8,310,475
Motorola	98,127	2,453,175
Nokia, ADR	83,002	1,634,309
QUALCOMM	58,649	2,131,891
		14,529,850
Computer & Electronics Retail--1.1%		
Best Buy	70,391	**3,770,142**
Computer Hardware--6.2%		
Apple Computer	78,639 a	6,057,562
Dell	66,425 a	1,517,147
Diebold	98,472	4,286,486
Hewlett-Packard	182,850	6,708,766
Sun Microsystems	319,369 a	1,587,264
		20,157,225
Computer Storage & Peripherals--1.4%		
EMC/Massachusetts	143,316 a	1,716,926
Seagate Technology	122,334 a	2,824,692
		4,541,618
Consumer Electronics--.3%		
Harman International Industries	13,044	**1,088,391**
Consumer Finance--.8%		
SLM	48,075	**2,498,939**
Data Processing--.8%		
Automatic Data Processing	57,000	**2,698,380**
Department Stores--2.0%		
Federated Department Stores	125,900	5,440,139
Kohl's	15,375 a	998,145
		6,438,284
Diversified Chemicals--.7%		
E.I. du Pont de Nemours & Co.	56,900	**2,437,596**
Diversified Financial Services--1.5%		
JPMorgan Chase & Co.	106,875	**5,018,850**
Electronic Equipment Manufacturers--.5%		

Agilent Technologies	47,000 a	**1,536,430**
Environmental & Facilities Services--.9%		
Waste Management	77,013	**2,824,837**
Exchange Traded Funds--3.2%		
iShares Russell 1000 Growth Index Fund	94,150	4,900,507
NASDAQ-100 Index Trust Series 1	65,075	2,645,299
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	22,625	3,022,248
		10,568,054
Food And Household Products--.5%		
Unilever (NY Shares)	65,837	**1,615,640**
Food Distributors--.6%		
SYSCO	56,402	**1,886,647**
Food Retailing--1.8%		
Safeway	191,500	**5,812,025**
General Merchandise Stores--.3%		
Family Dollar Stores	34,051	**995,651**
Health Care Equipment--2.4%		
Beckman Coulter	32,250	1,856,310
Intuitive Surgical	14,450 a	1,523,752
Zimmer Holdings	68,665 a	4,634,888
		8,014,950
Health Care Services--.7%		
Medco Health Solutions	36,694 a	**2,205,677**
Home Entertainment Software--1.6%		
Electronic Arts	94,592 a	**5,266,883**
Hotels, Resorts & Cruise Lines--.7%		
Marriott International, Cl. A	63,599	**2,457,465**
Household Products--3.9%		
Colgate-Palmolive	102,825	6,385,433
Procter & Gamble	102,044	6,324,687
		12,710,120
Hypermarkets & Super Centers--1.5%		
Wal-Mart Stores	100,050	**4,934,466**
Industrial Conglomerates--3.2%		
General Electric	296,357	**10,461,402**
Integrated Oil & Gas--2.8%		
Chevron	23,469	1,522,199
Exxon Mobil	115,525	7,751,728
		9,273,927
Internet Software & Services--2.5%		
Google, Cl. A	15,959 a	6,413,922
Yahoo!	66,084 a	1,670,604
		8,084,526
Investment Banking & Brokerage--4.7%		
Charles Schwab	344,750	6,171,025
Goldman Sachs Group	24,004	4,060,757
Morgan Stanley	46,970	3,424,583
TD Ameritrade Holding	93,825	1,768,601
		15,424,966
IT Consulting & Services--.8%		
Accenture, Cl. A	83,940	**2,661,737**
Movies & Entertainment--1.0%		
Walt Disney	104,980	**3,244,932**
Multi-Line Insurance--1.5%		
American International Group	37,339	2,474,082
Assurant	45,628	2,436,991
		4,911,073
Oil & Gas Equipment & Services--1.2%		
Schlumberger	65,416	**4,057,754**
Packaged Foods & Meats--2.1%		
Cadbury Schweppes, ADR	81,550	3,487,894
Dean Foods	81,700 a	3,433,034
		6,920,928

Personal Care--1.1%		
Avon Products	115,750	**3,548,895**
Pharmaceuticals--7.2%		
Allergan	21,329	2,401,859
Bristol-Myers Squibb	65,598	1,634,702
Johnson & Johnson	101,462	6,588,942
Pfizer	165,203	4,685,157
Schering-Plough	201,112	4,442,564
Wyeth	74,121	3,768,312
		23,521,536
Property & Casualty Insurance--1.6%		
Allstate	82,500	**5,175,225**
Retail Trade-Drug Stores--2.1%		
Walgreen	158,751	**7,046,957**
Semiconductor Equipment--1.3%		
ASML Holding (New York Reg. Shares)	180,331 a	**4,198,106**
Semiconductors--3.5%		
Broadcom, Cl. A	113,817 a	3,453,208
Freescale Semiconductor, Cl. B	51,225 a	1,947,062
KLA-Tencor	36,262	1,612,571
Linear Technology	74,805	2,327,932
Texas Instruments	60,982	2,027,651
		11,368,424
Soft Drinks--1.9%		
PepsiCo	95,100	**6,206,226**
Specialty Stores--1.9%		
AutoZone	17,825 a	1,841,322
Tiffany & Co.	127,268	4,225,298
		6,066,620
Steel--.3%		
Nucor	22,393	**1,108,230**
Systems Software--6.4%		
Adobe Systems	123,783 a	4,635,673
Microsoft	486,703	13,301,593
Oracle	179,334 a	3,181,385
		21,118,651
Tobacco--1.3%		
Altria Group	55,344	**4,236,583**
Total Common Stocks		
(cost $285,827,581)		**312,605,711**

Other Investment--4.5%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $14,719,000)	14,719,000 b	**14,719,000**
Total Investments (cost $300,546,581)	**99.8%**	**327,324,711**
Cash and Receivables (Net)	**.2%**	**569,137**
Net Assets	**100.0%**	**327,893,848**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Founders International Equity Fund
September 30, 2006 (Unaudited)

Common Stocks--96.5%	Shares	Value ($)
Australia--3.6%		
BHP Billiton	57,300	1,094,548
Foster's Group	47,800	229,427
QBE Insurance Group	11,900	217,292
		1,541,267
Belgium--2.8%		
Delhaize Group	5,900	495,651
InBev	12,900	710,260
		1,205,911
Canada--5.9%		
Alcan	8,400	334,797
Bank of Nova Scotia	5,200	223,492
Barrick Gold Corp	6,600	202,709
Canadian National Railway	11,000	460,076
Gildan Activewear	4,500 a	218,770
Nexen	3,500	187,095
Precision Drilling Trust	6,300	193,495
Shaw Communications, Cl. B	9,800	293,452
Teck Cominco, Cl. B	6,800	425,856
		2,539,742
China--1.0%		
Foxconn International Holdings	138,000 a	**426,896**
Denmark--.7%		
Novo Nordisk, Cl. B	4,100	**304,719**
Finland--.8%		
Nokia	16,700	**331,624**
France--10.6%		
BNP Paribas	5,607	603,282
Bouygues	4,200	224,643
Groupe Danone	3,100	435,158
PPR	1,700	252,000
Sanofi-Aventis	5,800	516,301
Schneider Electric	3,300	368,034
Societe Generale	3,900	620,649
Soitec	7,000 a	202,381
Total	9,932	651,756
Vivendi	19,700	710,200
		4,584,404
Germany--6.0%		
BASF	6,300	504,489
Continental	3,900	453,049
E.ON	2,000	237,481
MAN	4,300	363,909
Merck	5,180	547,420
SAP	1,250	247,905
ThyssenKrupp	6,500	218,999
		2,573,252
Hong Kong--1.1%		
China Mobile	64,100	**454,175**
Ireland--.5%		
Allied Irish Banks	8,900	**236,999**
Italy--3.2%		
Banca Intesa	82,600	543,607
Capitalia	34,300	284,017

ENI	19,200	568,981
		1,396,605
Japan--20.4%		
Aeon	14,700	360,267
Canon	18,000	938,667
Daiwa Securities Group	22,300	260,143
Fujitsu	45,000	371,048
Honda Motor	23,400	786,438
Matsushita Electric Industrial	11,000	232,804
Mitsubishi	30,900	580,724
Mitsubishi Electric	66,300	558,463
Mitsui & Co.	35,000	445,037
Mizuho Financial Group	27	209,371
ORIX	2,280	630,197
Shin-Etsu Chemical	3,800	242,557
Sony	17,400	704,102
SUMCO	5,500	407,407
Sumitomo Mitsui Financial Group	20	209,947
Sumitomo Trust & Banking	21,000	219,733
Takeda Pharmaceutical	4,700	293,240
TDK	3,100	248,262
Tokyo Electron	8,000	591,238
Toshiba	35,000	226,963
Toyota Motor	5,400	293,486
		8,810,094
Netherlands--4.6%		
ASML Holding	10,100 a	236,167
Heineken	10,300	471,109
ING Groep	24,200	1,064,529
Koninklijke Ahold	21,200 a	225,277
		1,997,082
Norway--2.2%		
Norsk Hydro	11,000	245,649
Orkla	6,600	313,992
Telenor	29,400	383,345
		942,986
Spain--3.4%		
ACS-Actividades de Construccion y Servicios	11,100	526,420
Banco Santander Central Hispano	15,400	243,515
Repsol YPF	7,200	214,281
Telefonica	28,600	495,761
		1,479,977
Sweden--.6%		
Volvo, Cl. B	4,100	**244,216**
Switzerland--7.7%		
ABB	17,300	227,586
Baloise Holding	3,900	382,686
Credit Suisse Group	13,100	757,955
Holcim	4,600	375,961
Roche Holding	7,420	1,282,901
UBS	4,940	295,503
		3,322,592
United Kingdom--21.4%		
AstraZeneca	6,800	424,992
Aviva	16,200	237,499
Barclays	19,919	251,370
BG Group	35,100	426,518
BP	89,219	972,223
British Airways	73,800 a	590,024

British American Tobacco	14,400	389,328
BT Group	79,400	398,420
First Choice Holidays	60,000	224,120
GlaxoSmithKline	46,900	1,248,700
HBOS	18,200	360,190
HSBC Holdings	12,700	231,724
International Power	104,300	611,243
Marks & Spencer Group	38,700	465,554
Michael Page International	36,300	261,499
Royal Bank of Scotland Group	6,700	230,697
Royal Dutch Shell, Cl. A	7,400	244,131
Sainsbury (J)	32,700	229,902
Vedanta Resources	20,900	455,105
WPP Group	21,300	264,012
Xstrata	17,900	739,675
		9,256,926
Total Common Stocks		
(cost $31,715,885)		**41,649,467**

Preferred Stocks--1.8%		
Germany;		
Fresenius		
(cost $664,625)	4,370	**776,405**

Short-Term Investments--.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.92%, 12/14/06		
(cost $24,750)	25,000 b	**24,761**

Other Investment--.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $50,000)	50,000 c	**50,000**

Total Investments (cost $32,455,260)	**98.5%**	**42,500,633**
Cash and Receivables (Net)	**1.5%**	**628,456**
Net Assets	**100.0%**	**43,129,089**

a Non-income producing security.

b All or partially held by a broker as collateral for open financial futures positions.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

September 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 9/30/2006 ($)
Financial Futures Long				
MSCI PAN EURO	4	116,458	December 2006	2,256
TOPIX	1	136,720	December 2006	(931)
				1,325

STATEMENT OF INVESTMENTS
Dreyfus Founders Mid-Cap Growth Fund
September 30, 2006 (Unaudited)

Common Stocks--95.7%	Shares		Value ($)
Advertising--1.4%			
R. H. Donnelley	40,500	a	**2,142,450**
Aerospace & Defense--3.1%			
Empresa Brasileira de Aeronautica, ADR	55,800		2,191,266
Precision Castparts	40,000		2,526,400
			4,717,666
Application Software--5.6%			
Altiris	166,000	a	3,500,940
Blackboard	52,500	a	1,391,250
Cognos	96,000	a	3,504,000
			8,396,190
Asset Management & Custody Banks--2.3%			
Legg Mason	34,000		**3,429,240**
Automotive Retail--1.1%			
Advance Auto Parts	51,500		**1,696,410**
Biotechnology--1.5%			
Vertex Pharmaceuticals	69,500	a	**2,338,675**
Casinos & Gaming--3.2%			
Scientific Games, Cl. A	110,000	a	3,498,000
Wynn Resorts	20,200	a	1,373,802
			4,871,802
Communications Equipment--1.0%			
JDS Uniphase	710,000	a	**1,554,900**
Computer Hardware--2.3%			
Diebold	78,000		**3,395,340**
Computer Storage & Peripherals--2.9%			
Seagate Technology	186,000	a	**4,294,740**
Construction, Farm Machinery & Heavy Trucks--2.8%			
JLG Industries	216,000		**4,278,960**
Consumer Electronics--3.0%			
Harman International Industries	54,500		**4,547,480**
Data Processing--2.0%			
CheckFree	35,000	a	1,446,200
Paychex	43,000		1,584,550
			3,030,750
Electronic Equipment Manufacturers--1.7%			
Agilent Technologies	77,000	a	**2,517,130**
General Merchandise Stores--1.0%			
Family Dollar Stores	51,500		**1,505,860**
Health Care Equipment--2.6%			
Intuitive Surgical	21,000	a	2,214,450
Mettler-Toledo International	25,500	a	1,686,825
			3,901,275
Health Care Services--1.8%			
Omnicare	32,000		1,378,880
Pediatrix Medical Group	31,000	a	1,413,600
			2,792,480
Health Care Supplies--2.4%			
Advanced Medical Optics	31,000	a	1,226,050
Dade Behring Holdings	61,000		2,449,760
			3,675,810
Home Entertainment Software--1.2%			

Activision	119,500 a	**1,804,450**
Home Furnishings--2.6%		
Bed Bath & Beyond	103,500 a	**3,959,910**
Household Products--1.0%		
Clorox	24,000	**1,512,000**
Housewares & Specialties--2.9%		
Jarden	132,000 a	**4,352,040**
Integrated Telecommunication Services--1.2%		
Embarq	38,000	**1,838,060**
Investment Banking & Brokerage--1.7%		
Lazard, Cl. A	65,150	**2,604,697**
Leisure Products--1.9%		
Pool	76,000	**2,926,000**
Metal & Glass Containers--3.6%		
Ball	131,000	**5,298,950**
Movies & Entertainment--2.8%		
Live Nation	209,000 a	**4,267,780**
Multi-Line Insurance--1.4%		
Arch Capital Group	34,000 a	**2,158,660**
Oil & Gas/Drilling & Equipment--.9%		
Patterson-UTI Energy	54,000	**1,283,040**
Oil & Gas/Equipment & Services--2.9%		
BJ Services	93,500	2,817,155
Weatherford International	39,000 a	1,627,080
		4,444,235
Oil & Gas/Exploration & Production--1.6%		
Bill Barrett	44,500 a	1,092,920
Newfield Exploration	33,500 a	1,291,090
		2,384,010
Packaged Foods & Meats--3.5%		
Dean Foods	78,000 a	3,277,560
J.M. Smucker	40,500	1,941,975
		5,219,535
Pharmaceutical--4.9%		
Shire, ADR	50,500	2,494,195
Theravance	182,000 a	4,921,280
		7,415,475
Printing & Publishing--3.1%		
Cenveo	252,000 a	**4,742,640**
Real Estate--2.1%		
CB Richard Ellis Group, Cl. A	125,850 a	**3,095,910**
Semiconductors--4.3%		
Cypress Semiconductor	110,000 a	1,954,700
Freescale Semiconductor, Cl. B	60,400 a	2,295,804
Maxim Integrated Products	80,000	2,245,600
		6,496,104
Steel--4.3%		
Allegheny Technologies	76,500	4,757,535
Nucor	34,700	1,717,303
		6,474,838
Systems Software--2.2%		
Micros Systems	66,500 a	**3,253,180**
Trucking--1.3%		
J.B. Hunt Transport Services	93,100	**1,933,687**
Wireless Telecommunication Services--2.6%		
American Tower, Cl. A	85,050 a	3,104,325
Leap Wireless International	17,000 a	824,330
		3,928,655

Total Common Stocks

    (cost $132,405,728)   **144,481,014**

Other Investment--3.7%

Registered Investment Company;

Dreyfus Institutional Preferred

    Plus Money Market Fund

    (cost $5,508,000)   5,508,000 b   **5,508,000**

Total Investments (cost $137,913,728)	**99.4%**	**149,989,014**
Cash and Receivables (Net)	**.6%**	**969,793**
Net Assets	**100.0%**	**150,958,807**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Founders Passport Fund
September 30, 2006 (Unaudited)

Common Stocks--96.2%	Shares	Value ($)
Australia--2.8%		
Allco Finance Group	91,890	728,688
Healthscope	94,600	333,491
Oil Search	157,930	397,844
Oxiana	514,450	1,111,918
Pacific Brands	159,800	301,321
United Group	10,700	113,241
		2,986,503
Austria--1.1%		
Andritz	1,970	300,517
Boehler-Uddeholm	15,600	877,514
		1,178,031
Belgium--2.2%		
Delhaize Group	9,000	756,077
Mobistar	7,700	637,590
Option	16,260 a	327,835
Umicore	4,310	637,802
		2,359,304
Canada--5.6%		
Astral Media	14,800	532,813
Canaccord Capital	20,100	307,502
Ensign Resource Service Group	33,800	560,939
Gildan Activewear	12,100 a	588,248
Inmet Mining	36,700	1,387,557
IPSCO	9,700	840,826
Kingsway Financial Services	20,500	465,847
Metro, Cl. A	10,900	327,658
Northbridge Financial	10,700	290,056
Toromont Industries	14,100	293,290
Trican Well Service	20,500	345,350
		5,940,086
Denmark--.3%		
East Asiatic	7,100	**333,274**
Finland--2.0%		
Cargotec, Cl. B	7,500	317,362
KCI Konecranes	21,200	402,435
Outokumpu	12,400	316,521
Rautaruukki	25,400	729,524
Wartsila, Cl. B	7,700	312,448
		2,078,290
France--8.1%		
Alten	13,580 a	430,504
Bacou-Dalloz	3,170	371,624
Ciments Francais	2,770	439,415
CNP Assurances	4,440	430,707
Compagnie Generale de Geophysique	3,460 a	532,200
Credit National	3,160	875,140
Euler Hermes	7,210	858,497
Eutelsat Communications	18,900 a	325,701
Iliad	8,950	643,493
Nexans	5,930	515,465
Pierre & Vacances	3,550	402,442
Pinguely-Haulotte	16,740	433,248
Publicis Groupe	8,520	335,567
Soitec	14,530 a	420,086
Teleperformance	8,540	318,378

Vallourec	3,550	827,843
Vinci	3,650	406,373
		8,566,683
Germany--6.5%		
Aareal Bank	9,300	412,516
Continental	7,560	878,218
Deutsche Boerse	5,550	834,671
Deutsche Euroshop	4,500	310,134
Deutsche Postbank	7,090	538,081
Hypo Real Estate Holding	5,770	359,980
Lanxess	9,670 a	415,071
Leoni	11,050	385,330
MAN	7,370	623,723
MPC Muenchmeyer Petersen Capital	4,500	373,759
MTU Aero Engines Holding	8,800	328,964
Software	7,660	469,638
Stada Arzneimittel	11,690	598,575
Wincor Nixdorf	2,680	389,625
		6,918,285
Hong Kong--1.8%		
China Overseas Land & Investment	1,120,000	864,010
Hengan International Group	320,000	687,593
Wing Hang Bank	37,000	360,946
		1,912,549
Ireland--2.0%		
C & C Group	77,140	1,047,627
FBD Holdings	7,500	358,542
Grafton Group (Units)	30,280	399,326
Iaws Group	18,850 a	349,937
		2,155,432
Italy--5.0%		
AEN	174,370	470,965
Amplifon	39,910	314,782
Azimut	27,660	315,669
Banca Popolare di Milano	38,080	503,639
Banche Popolari Unite	11,450	308,098
Banco Popolare di Verona e Novara	29,490	814,835
Credito Emiliano	39,940	567,236
Fondiaria-SAI	12,540	550,029
Milano Assicurazioni	68,340	505,654
Recordati	59,550	416,830
Terna	170,710	496,797
		5,264,534
Japan--18.1%		
Asahi Pretec	19,950	460,222
Chiyoda Integre	10,800	235,429
CKD	32,800	374,024
COMSYS Holdings	29,000	318,171
Creed	64	228,097
Dainippon Screen Manufacturing	47,000	427,327
Dainippon Sumitomo Pharma	29,000	348,368
Exedy	21,800	590,561
Fuji Machine Manufacturing	14,900	285,702
Goldcrest	7,800	423,263
Hitachi Construction Machinery	20,800	464,863
Hitachi High-Technologies	19,300	545,710
Izumi	14,700	533,867
Japan Aviation Electronics Industry	28,000	396,326
Joint	18,100	619,039
Kansai Paint	51,000	385,549
Katokichi	43,300	353,731

Keihin	16,100	411,615
Kennedy-Wilson Japan	135	753,143
Kyowa Exeo	50,000	522,328
Leopalace21	16,000	583,788
Makita	12,500	367,196
Mitsubishi Gas Chemical	106,000	1,151,306
Mori Seiki	17,200	328,347
Nichirei	56,000	295,348
Nippon Shokubai	50,000	605,291
Nippon System Development	17,700	720,737
Nissin Kogyo	30,600	683,886
NTN	41,000	324,182
Pacific Management	168	398,222
Ricoh Leasing	11,300	286,984
Ryohin Keikaku	4,300	303,958
Sumisho Lease	13,600	766,781
Suruga Bank	25,000	312,381
Taiyo Nippon Sanso	43,000	365,113
Takeuchi Manufacturing	7,100	329,981
Tamron	23,100	408,711
Toho Pharmaceutical	19,600	350,104
Tokyo Ohka Kogyo	3,400	90,379
Toshiba Machine	57,000	452,140
Tsumura & Co.	17,000	392,889
Ulvac	11,500	404,021
Urban	25,000	312,804
Yaskawa Electric	33,000	324,063
		19,235,947
Luxembourg--.3%		
Oriflame Cosmetics	9,400	**311,702**
Netherlands--3.8%		
Aalberts Industries	8,430	624,813
Fugro	16,760	706,223
Koninklijke BAM Groep	31,610	558,760
Koninklijke DSM	11,910	522,396
SBM Offshore	21,620	587,510
United Services Group	8,460	591,635
Univar	10,890	456,391
		4,047,728
Norway--1.7%		
Aker Yards	5,700	436,675
Cermaq	29,500	316,398
Tandberg Television	36,300 a	295,334
TGS Nopec Geophysical	48,100 a	760,936
		1,809,343
Portugal--.3%		
Banco BPI	40,570	**302,496**
Singapore--.6%		
Singapore Petroleum	93,000	275,209
STATS ChipPAC	597,000 a	366,488
		641,697
South Korea--2.4%		
Cheil Industries	8,300	360,069
Daegu Bank	16,790	281,238
GS Engineering & Construction	6,710	469,434
Hyundai Mipo Dockyard	5,630	702,077
Pusan Bank	31,500	389,485
Simm Tech	28,040	314,107
		2,516,410
Spain--4.1%		
ACS-Actividades de Construccion y Servicios	17,490	829,467

Banco Pastor	44,400	680,123
Banco Sabadell	18,380	660,516
Enagas	20,910	506,702
Fadesa Inmobiliaria	15,320	680,902
Inmobiliaria Urbis	19,130	627,309
Sol Melia	21,820	391,515
		4,376,534
Sweden--2.6%		
Elekta, Cl. B	19,600	369,097
Getinge, Cl. B	17,800	325,485
Modern Times Group, Cl. B	6,600	341,341
Nobia	22,000	735,520
Wihlborgs Fastigheter	26,700	480,940
WM-data, Cl. B	145,000	504,561
		2,756,944
Switzerland--6.5%		
Actelion	4,500 a	645,608
Bank Sarasin & Cie, Cl. B	118	348,211
Banque Cantonale Vaudoise	1,190	478,208
Barry Callebaut	1,709	814,558
Galenica Holding	1,400	363,589
Geberit	369	449,723
Georg Fischer	1,139	533,771
Kuoni Reisen Holding	1,045	537,355
Phonak Holding	7,737	489,421
Rieter Holding	1,382	595,151
Sika Finanz AG	643	809,888
Sulzer	643	512,415
Valora Holding	1,515	352,565
		6,930,463
United Kingdom--18.4%		
Admiral Group	33,850	525,411
Amlin	65,550	339,968
Atkins	19,700	322,376
Barratt Developments	20,200	403,175
Bodycote International	67,240	299,004
British Airways	92,370 a	738,490
Burren Energy	28,150	443,525
Carphone Warehouse Group	68,740	395,446
Cattles	70,190	499,067
Charter	41,170	657,530
Chemring Group	16,469	462,534
Close Brothers Group	35,420	676,779
Cookson Group	56,580	601,194
Crest Nicholson	43,740	443,878
Croda International	68,200	651,877
CSR	27,620 a	435,950
Enterprise Inns	31,230	616,893
First Choice Holidays	123,470	461,201
Greene King	39,480	667,499
IG Group	75,900	368,067
Inchcape	71,300	699,196
Informa Group	58,380	540,798
International Power	131,970	773,402
Kier Group	12,045	414,062
Michael Page International	90,560	652,380
Morgan Sindall	25,400	550,240
Persimmon	18,670	467,720
Regus Group	173,020 a	344,200
Restaurant Group	102,162	459,078
SIG	26,360	484,172

Smiths News	43,480 a	97,895
Speedy Hire	20,031	351,984
Tate & Lyle	22,600	304,456
Tullow Oil	67,550	476,818
United Business Media	33,030	409,713
Vedanta Resources	27,070	589,459
Victrex	25,510	378,048
Viridian Group	19,170	384,412
WH Smith	43,480 a	292,871
Wolfson Microelectronics	54,780 a	481,039
Wolverhampton & Dudley Breweries	15,200	409,818
		19,571,625

Total Common Stocks
    (cost $83,318,331) **102,193,860**

Preferred Stocks--2.2%

Germany:

Fresenius	4,260	756,862
Henkel	5,740	801,304
Hugo Boss	9,190	396,216
ProSieben Sat.1 Media	13,030	361,848

Total Preferred Stocks
    (cost $1,833,081) **2,316,230**

Short-Term Investments--.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.92%, 12/14/06		
(cost $59,401)	60,000 b	**59,426**

Other Investment--1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $1,160,000)	1,160,000 c	**1,160,000**

Total Investments (cost $86,370,813)	**99.5%**	**105,729,516**
Cash and Receivables (Net)	**.5%**	**511,839**
Net Assets	**100.0%**	**106,241,355**

a   Non-income producing security.
b   All or partially held by a broker as collateral for open financial futures positions.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2006 ($)
Financial Futures Long				
MSCI PAN EURO	15	436,718	December 2006	8,514
TOPIX	1	136,720	December 2006	(2,463)
				6,051

STATEMENT OF INVESTMENTS
Dreyfus Founders Worldwide Growth Fund
September 30, 2006 (Unaudited)

Common Stocks--96.2%	Shares	Value ($)
Australia--1.8%		
BHP Billiton	39,789	760,052
Foster's Group	31,500	151,192
QBE Insurance Group	8,000	146,079
		1,057,323
Belgium--1.5%		
Delhaize Group	4,300	361,237
InBev	8,526	469,432
		830,669
Canada--2.8%		
Alcan	5,600	223,198
Bank of Nova Scotia	3,400	146,129
Barrick Gold Corp	4,300	132,068
Canadian National Railway	5,200	217,490
Gildan Activewear	3,000 a	145,847
Nexen	2,300	122,948
Precision Drilling Trust	4,200	128,997
Shaw Communications, Cl. B	6,900	206,614
Teck Cominco, Cl. B	4,600	288,079
		1,611,370
Cayman Islands--.9%		
Seagate Technology	22,131	**511,005**
China--.6%		
Foxconn International Holdings	113,000 a	**349,560**
Denmark--.4%		
Novo-Nordisk, Cl. B	2,800	**208,101**
Finland--.4%		
Nokia	10,750	**213,471**
France--5.5%		
BNP Paribas	4,084	439,415
Bouygues	3,662	195,868
Groupe Danone	2,000	280,747
PPR	1,100	163,059
Sanofi-Aventis	3,889	346,189
Schneider Electric	2,254	251,378
Societe Generale	2,866	456,097
Soitec	4,700 a	135,885
Total	6,048	396,881
Vivendi	13,145	473,887
		3,139,406
Germany--3.1%		
BASF	4,691	375,644
Continental	2,591	300,987
E.ON	1,450	172,174
MAN	2,800	236,964
Merck	3,490	368,822
SAP	961	190,589
ThyssenKrupp	4,049	136,420
		1,781,600
Hong Kong--.5%		
China Mobile	42,700	**302,547**
Ireland--.3%		
Allied Irish Banks	5,800	**154,449**

Italy--1.8%		
Banca Intesa	60,097	395,510
Capitalia	25,669	212,549
ENI	14,383	426,232
		1,034,291
Japan--10.6%		
Aeon	9,700	237,727
Canon	12,050	628,385
Daiwa Securities Group	14,200	165,652
Fujitsu	34,000	280,347
Honda Motor	16,600	557,901
Matsushita Electric Industrial	9,000	190,476
Mitsubishi	22,800	428,495
Mitsubishi Electric	44,600	375,678
Mitsui & Co.	25,000	317,884
Mizuho Financial Group	17	131,826
ORIX	1,750	483,704
Shin-Etsu Chemical	2,500	159,577
Sony	11,600	469,401
SUMCO	3,700	274,074
Sumitomo Mitsui Financial Group	13	136,466
Sumitomo Trust & Banking	14,000	146,489
Takeda Pharmaceutical	3,100	193,414
TDK	1,700	136,144
Tokyo Electron	5,500	406,476
Toshiba	23,000	149,147
Toyota Motor	3,700	201,092
		6,070,355
Netherlands--2.4%		
ASML Holding	6,700 a	156,666
Heineken	7,600	347,614
ING Groep	16,152	710,507
Koninklijke Ahold	14,300 a	151,956
		1,366,743
Norway--1.2%		
Norsk Hydro	7,800	174,187
Orkla	4,900	233,115
Telenor	22,800	297,288
		704,590
Spain--1.7%		
ACS-Actividades de Construccion y Servicios	6,600	313,006
Banco Santander Central Hispano	11,693	184,897
Repsol YPF	5,011	149,133
Telefonica	17,700	306,817
		953,853
Sweden--.3%		
Volvo, Cl. B	2,700	**160,825**
Switzerland--4.0%		
ABB	11,400	149,970
Baloise Holding	2,923	286,818
Credit Suisse Group	8,767	507,251
Holcim	3,000	245,192
Roche Holding	5,045	872,269
UBS	4,056	242,624
		2,304,124
United Kingdom--11.3%		
AstraZeneca	4,059	253,683
Aviva	11,979	175,618

Barclays	14,953	188,701
BG Group	21,800	264,903
BP	61,727	672,642
British Airways	49,400 a	394,948
British American Tobacco	11,003	297,484
BT Group	61,971	310,963
First Choice Holidays	41,500	155,016
GlaxoSmithKline	31,600	841,341
HBOS	13,903	275,150
HSBC Holdings	8,400	153,266
International Power	69,711	408,537
J. Sainsbury	21,600	151,862
Marks & Spencer Group	25,400	305,557
Michael Page International	29,600	213,234
Royal Bank of Scotland Group	4,900	168,719
Royal Dutch Shell, Cl. A	5,847	192,897
Vedanta Resources	14,500	315,743
WPP Group	14,300	177,247
Xstrata	13,046	539,095
		6,456,606
United States--45.1%		
Adobe Systems	11,300 a	423,185
Altria Group	8,500	650,675
Apple Computer	13,967 a	1,075,878
Assurant	8,069	430,965
Autodesk	9,536 a	331,662
Avon Products	19,350	593,271
Best Buy	12,619	675,874
Bristol-Myers Squibb	11,505	286,705
Broadcom, Cl. A	20,128 a	610,684
Cisco Systems	42,050 a	967,150
Colgate-Palmolive	10,697	664,284
Comcast, Cl. A (Special)	16,799 a	618,371
Continental Airlines, Cl. B	10,775 a	305,040
Dean Foods	14,586 a	612,904
Dell	11,475 a	262,089
Diebold	17,520	762,646
Electronic Arts	16,748 a	932,529
Exxon Mobil	8,259	554,179
Family Dollar Stores	5,957	174,183
Federated Department Stores	12,450	537,964
Freescale Semiconductor, Cl. B	8,850 a	336,388
General Electric	13,258	468,007
Google, Cl. A	1,759 a	706,942
Hewlett-Packard	27,548	1,010,736
Intuitive Surgical	2,500 a	263,625
JPMorgan Chase & Co.	13,369	627,808
KLA-Tencor	6,360	282,829
Legg Mason	4,196	423,209
Linear Technology	13,286	413,460
Marriott International, Cl. A	11,314	437,173
Medco Health Solutions	6,637 a	398,950
MedImmune	19,948 a	582,681
Microsoft	24,804	677,893
Motorola	17,401	435,025
Oracle	31,503 a	558,863
Procter & Gamble	9,490	588,190
Qualcomm	10,635	386,582

Safeway	22,325	677,564
Schlumberger	4,550	282,236
Sun Microsystems	56,014 a	278,390
TD Ameritrade Holding	16,475	310,554
Texas Instruments	10,831	360,131
Tiffany & Co.	23,024	764,397
Wal-Mart Stores	9,095	448,565
Walgreen	28,719	1,274,836
Walt Disney	18,376	568,002
Wyeth	6,662	338,696
Yahoo!	6,699 a	169,351
Zimmer Holdings	4,311 a	290,992
		25,832,313
Total Common Stocks		
(cost $45,346,748)		**55,043,201**

Preferred Stocks--.9%

Germany
Fresenius
(cost $433,012)	2,891	**513,635**

Other Investment--1.0%

Registered Investment Company;
Dreyfus Institutional Preferred Plus Money Market Fund
(cost $600,000)	600,000 b	**600,000**

Total Investments (cost $46,379,760)	**98.1%**	**56,156,836**
Cash and Receivables (Net)	**1.9%**	**1,059,070**
Net Assets	**100.0%**	**57,215,906**

a   Non-income producing security.
b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.